UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

ENCORE CAPITAL GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

292554102
(CUSIP Number)

July 24, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 292554102	Page 2 of 10

1.	Name of Reporting Persons: JCF III Europe Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,327,644
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,327,644
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,327,644
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 14.3%
12.	Type of Reporting Person (See Instructions): PN

13G

CUSIP No. 292554102	Page 3 of 10

1.	Name of Reporting Persons: JCF Associates III L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,327,644
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,327,644
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,327,644
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 14.3%
12.	Type of Reporting Person (See Instructions): PN

13G

CUSIP No. 292554102	Page 4 of 10

1.	Name of Reporting Persons: JCF Associates III Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,327,644
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,327,644
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,327,644
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 14.3%
12.	Type of Reporting Person (See Instructions): CO

13G

CUSIP No. 292554102	Page 5 of 10

1.	Name of Reporting Persons: J. Christopher Flowers
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 4,327,644
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 4,327,644
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,327,644
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 14.3%
12.	Type of Reporting Person (See Instructions): IN

Item 1.	(a). Name of Issuer
Encore Capital Group, Inc. (the "Issuer")

(b).	Address of Issuer's Principal Executive Offices:

3111 Camino Del Rio North, Suite 103
San Diego, California 92108

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office
Item 2(c).	Citizenship

This Schedule 13G is being jointly filed by JCF III Europe Holdings L.P., a Cayman Islands exempted limited partnership, JCF Associates III L.P., a Cayman Islands exempted limited partnership, JCF Associates III Ltd., a Cayman Islands exempted company, and J. Christopher Flowers, a natural person and citizen of the United States of America (collectively, the "Reporting Persons").

JCF Associates III L.P. is the general partner of JCF III Europe Holdings L.P.  JCF Associates III Ltd. is the general partner of JCF Associates III L.P.  J. Christopher Flowers is the sole director of JCF Associates III Ltd., and thus may be deemed to control JCF Associates III Ltd. and each entity directly or indirectly controlled by JCF Associates III Ltd., including JCF III Europe Holdings L.P.

The principal business address of each of the Reporting Persons is c/o J.C. Flowers & Co., 767 Fifth Avenue, 23rd Floor, New York, New York 10153.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the "Common Stock").
Item 2(e).	CUSIP Number:
292554102
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.
(a) Amount beneficially owned:

Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person's cover page.  JCF III Europe Holdings L.P. directly holds 4,327,644 shares of Common Stock.

(b) Percent of class:

Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page.  Calculations of the percentage of shares of Common Stock beneficially owned assume: (i) 25,917,344 shares of Common Stock outstanding as of May 1, 2018, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 8, 2018, and (ii) the issuance of 4,327,644 shares of Common Stock to JCF III Europe Holdings L.P. on July 24, 2018.

(c) Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:
See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:
See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:
See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 3, 2018

JCF III EUROPE HOLDINGS L.P.
By:	JCF Associates III L.P., its general partner
By:	JCF Associates III Ltd., its general partner

By:	/s/ J. Christopher Flowers
Name: Title:	J. Christopher Flowers Director

JCF ASSOCIATES III L.P.
By:	JCF Associates III Ltd., its general partner

By:	/s/ J. Christopher Flowers
Name:	J. Christopher Flowers
Title:	Director

JCF ASSOCIATES III LTD.

By:	/s/ J. Christopher Flowers
Name: Title:	J. Christopher Flowers Director

/s/ J. Christopher Flowers

J. Christopher Flowers

[Encore Capital Group, Inc. - Schedule 13G]

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated August 3, 2018, among the Reporting Persons (filed herewith).

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act") the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Encore Capital Group, Inc., a Delaware corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: August 3, 2018

JCF III EUROPE HOLDINGS L.P.
By:	JCF Associates III L.P., its general partner
By:	JCF Associates III Ltd., its general partner

By:	/s/ J. Christopher Flowers
Name: Title:	J. Christopher Flowers Director

JCF ASSOCIATES III L.P.
By:	JCF Associates III Ltd., its general partner

By:	/s/ J. Christopher Flowers
Name:	J. Christopher Flowers
Title:	Director

JCF ASSOCIATES III LTD.

By:	/s/ J. Christopher Flowers
Name: Title:	J. Christopher Flowers Director

/s/ J. Christopher Flowers

J. Christopher Flowers

[Encore Capital Group, Inc. – Joint Filing Agreement]